SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CINEDIGM DIGITAL CINEMA CORPORATION

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

172407108

(CUSIP Number)

Barry L. Fischer
Thompson Coburn LLP
55 East Monroe Street
Suite 3700
Chicago, IL 60603
(312) 346-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  172407108
1	NAMES OF REPORTING PERSON Individual Retirement Accounts for the benefit of Ronald L. Chez and Ronald L. Chez Individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 3,657,500
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,657,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,657,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________________________

    (1)           Based upon 47,264,661 shares of the Issuer’s Class A Common Stock issued and outstanding, as reported on the Issuer’s April 20, 2012 Supplement to its Prospectus dated April 9, 2012.  See Item 5(a) to this Schedule 13D.

                  Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Ronald L. Chez (the "Reporting Person") hereby amends his statement on Schedule 13D dated February 10, 2012 (the “Schedule 13D”). This Statement constitutes Amendment No. 1 to the Schedule 13D.  Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Item 5.    Interest in Securities of the Issuer is hereby amended and restated in its entirety as follows:

   (a)              This statement relates to 3,657,500 shares of Common Stock owned by the Reporting Person.  Based on the Company’s April 20, 2012 Supplement to its Prospectus dated April 9, 2012, 47,264,661 shares of the Company’s Common Stock will be outstanding following the offering of shares described below and other concurrent transactions set forth in the  Prospectus Supplement.  Therefore, the 3,657,500 shares of Common Stock reported on this Schedule 13D represent approximately 7.7% of the Company’s outstanding Common Stock.

(b)              The Reporting Person has the sole power (and no shared power) to vote, dispose of or direct the disposition of the Common Stock.

(c)              On April 20, 2012, the Reporting Person purchased 1,428,571 shares of Common Stock at $1.40 per share, in connection with a registered and underwritten offering of 7,142,857 shares of the Company’s Common Stock.  The offering is expected to close on April 25, 2012.

In addition, during the past 60 days, the Reporting Person effected the following purchases in the Company’s securities, each through open market transactions, on the dates, in the amounts, and at the prices per share shown below:

Date	Number of Shares	Price per Share
2/21/2012	24,000	$1.8043
2/22/2012	10,000	$1.8269
3/5/2012	3,000	$1.6392
4/20/2012	30,000	$1.4828

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 23, 2012

       By:  /s/  Barry Fischer
Barry L. Fischer, attorney-in-fact for
Ronald L. Chez